SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: July 2019	Commission File Number: 001-35776

ACASTI PHARMA INC.

(Name of Registrant)

545 Promende du Centropolis
Suite 100
Laval, Québec
Canada H7T 0A3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 3, 2019, Acasti Pharma Inc. (the “Corporation”) received written notification from the Listing Qualifications Department of The Nasdaq Stock Market that the Corporation regained compliance with Listing Rule 5550(a)(2), which requires a minimum bid price of U.S.$1.00 per share. The Corporation is now fully compliant with Nasdaq’s minimum bid rules and this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACASTI PHARMA INC.
Date: July 5, 2019	By:	/s/ Jan D'Alvise
Name: Jan D'Alvise Title: Chief Executive Officer